Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	99,808	180,210	130,908	84,272	57,694	29,160
Add fixed charges	43,161	89,785	84,388	51,783	891	642

Total earnings (A)	142,969	269,995	215,296	136,055	58,585	29,802

Fixed charges (1):
Interest on Senior Notes	29,044	69,300	69,300	46,615	—	—
Interest on Line of credit and term loans	8,476	7,081	7,835	673	—	—
Amortization of debt issuance costs	4,406	11,620	5,790	3,625	—	—
Interest on lease and vehicles	1,235	1,784	1,463	870	891	643

Total fixed charges (B)	43,161	89,785	84,388	51,783	891	643

Earnings to fixed charges ratio (A/B)	3.31	3.01	2.55	2.63	65.75	46.39

Preferred dividend inclusive of accretion to preferred stock on gross basis (C)	35,335	44,240	38,448	31,485	—	—

Earnings to combined fixed charges and preferred stock dividends ratio [A/(B+C)]	1.82	2.01	1.75	1.63	65.75	46.39

(1)	Fixed charges do not include the impact of loss on extinguishment of debt and interest associated with uncertain tax positions.